June 16, 2025

Jason Long
Chief Executive Officer
WaterBridge Infrastructure LLC
5555 San Felipe Street, Suite 1200
Houston, Texas 77056

        Re: WaterBridge Infrastructure LLC
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 2, 2025
            CIK No. 0002064947
Dear Jason Long:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Basis of Presentation, page ii

1. We note your response to prior comment one regarding your view that NDB Midstream and WBEF are not under common control. Please address the following:

             You indicate on page 4 of your response letter that....the limited partners do hold
           any participating rights and all decision-making authority rests with the applicable general partner. Please clarify if you intended to indicate that the limited partners do not hold any participating rights.
 June 16, 2025
Page 2

             We note disclosure on page F-19 that Five Point Energy Fund I LP, Five Point
           Energy Fund II LP, and Five Point Energy Fund III LP collectively hold a
           65.8% indirect interest in NDB Operating and on page F-58 that Five Point
           Energy Fund I LP and Five Point Energy Fund II LP hold a 76% indirect interest in WBEF. Please quantify the ownership interests held by each of the LP Funds in
           NDB Operating and WBEF.

             Identify the general partner(s) for each Fund, their ownership interest in each
           Fund, and provide the name of the the general partner legal entity for each Fund.

             You state that the general partner may delegate to Five Point Infrastructure, LLC
           ("Manger") all of power and authority of the general partners under the applicable
           Limited Partnership Agreement ("LPA") provided that the ultimate management and conduct of activities of the applicate Five Point Fund remains the sole responsibility of the generate partner. Please clarify whether the general partner delegates control and decision making ability to the Manager, or, whether the
           Manager only executes and/or carries out the decisions and instructions made by the general partner.
Company Overview, page 1

2. We note that you have developed a proprietary data analysis technology, referred to as your WAVE platform. Please disclose whether you have any intellectual property rights associated with this platform. Please also include an appropriate risk factor addressing the intellectual property protection on your product. Dividend Policy, page 69

3. We note your response to prior comment 12 which states that on a combined basis,
       NDB Operating and WBEF would have had a cash deficiency of $203.8 million for the year ended December 31, 2024. We also note you continue to disclose your intention to pay a dividend on your Class A Shares. Please address the following:

             Disclose, if true, that on a combined basis, you would not have declared dividends in the year ended December 31, 2024 since you would have had a cash deficiency of $203.8 million since operating cash flows after giving effect to capital requirements would not have supported a distribution.

             Tell us and disclose the timing of when you expect to commence the payment of dividends on your Class A Shares.

             Please tell us management's plans to generate cash flows sufficient to and consistent with your expectations to pay dividends prospectively. For example, are you projecting increased throughput volumes or increased pricing that will generate sufficient cash flows to pay your intended dividends?
 June 16, 2025
Page 3

             Provide incremental disclosure regarding the nature of management's plans to increase cash flows of the combined entities sufficient to pay your intended dividends.
Security Ownership of Certain Beneficial Owners and Management, page 145

4. We note your response to prior comment 15 and reissue the comment. Please revise your beneficial ownership table to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by
       WBR Aggregator, NDB Holdings, and Devon Holdco. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
       Please contact John Cannarella at 202-551-3337 or Yong Kim at 202-551-3323 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ryan Maierson, Esq.